FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934




                         For the Month of SEPTEMBER 2003


                            DIGITAL ROOSTER.COM LTD.
                  (Exact name of registrant's name in English)


              366 BAY STREET, 12TH FLOOR, TORONTO, ONTARIO M5H 4B2
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                                 (416) 815-1771
                         (Registrant's telephone number)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F. |.X|..  Form 40-F....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes .... No |.X|....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K Report of Foreign Issuer is incorporate by reference into the Registration Statement on Form 20-F of Digital Rooster.com Inc. (Commission File No. 00032559).

Attached hereto as Exhibits 99.1 are the Consolidated Financial Statements as of SEPTEMBER 30, 2003. Also enclosed, as Exhibit 99.2 and 99.3 are the Certifications Pursuant to 18 U.S.C Section 1350, as Adopted Pursuant to Section 906 and 302 of the Sarbanes-Oxley Act of 2002.

                            DIGITAL ROOSTER.COM LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2003
                     (Amounts expressed in Canadian Dollars)

                                   (UNAUDITED)


                                    CONTENTS




                                                                            Page
Consolidated Balance Sheets as of September 30, 2003
and March 31, 2003                                                          1

Consolidated Statements of Operations and Deficit for the three and six
months periods ended September 30, 2003 and September 30, 2002              2

Consolidated Statements of Cash Flows for the three and six
months periods ended September 30, 2003 and September 30, 2002              3

Condensed Notes to Consolidated Financial Statements                        4

                            DIGITAL ROOSTER.COM LTD.
                          CONSOLIDATED BALANCE SHEETS
                  As of September 30, 2003 and March 31, 2003
                                  (UNAUDITED)


                                              AS AT SEPTEMBER 30    AS AT MARCH 31
                                                     2003                2003
ASSETS

Current
Cash                                         $            40,261   $        11,610
Accounts Receivable                                       41,697            56,180
Prepaid Expenses and sundry receivables                   29,207            18,730
                                             --------------------  ----------------
                                                         111,165            86,520
Capital Assets                                            87,919           101,913
TOTAL ASSETS                                 $           199,084   $       188,433
                                             ====================  ================

LIABILITIES

Current
Accounts payable and accrued liabilities     $           888,042   $       786,393
Income Tax payable                                         2,415             2,415
Convertible note payable (Note 3)                        114,784           117,544
Loans payable (Note 4)                                         -            30,779
Deferred Revenue                                               -             3,346
                                             --------------------  ----------------
                                                       1,005,241           940,477

Note payable (Note 5)                                          -            15,000

Due to Shareholders (Note 6)                             392,420           250,736
                                             --------------------  ----------------

                                                       1,397,661         1,206,213

SHAREHOLDERS' EQUITY

Capital Stock                                          2,273,880         2,191,082
Deficit                                               (3,472,457)       (3,208,862)
                                             --------------------  ----------------
Total Shareholders' Equity                            (1,198,577)       (1,017,780)
                                             --------------------  ----------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $           199,084   $       188,433
                                             ====================  ================

See accompanying notes to unaudited consolidated financial statements.

On behalf of the Board:

"Brad Estra"            ,   Director of the Board
---------------------------

"Wayne Doss"            ,   Director of the Board
---------------------------


--------------------------------------------------------------------------------
                                                                              1.

                            DIGITAL ROOSTER.COM LTD.
                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                                  (UNAUDITED)


                                   3 months period ended      6 months period ended
                                        September 30              September 30

                                     2003         2002         2003         2002
SALES                             $  118,426   $  386,673   $  339,823   $  702,772

COST OF SALES                         21,154       63,540       49,034      148,406
                                  -----------  -----------  -----------  -----------

GROSS PROFIT                          97,272      323,133      290,789      554,366
                                  -----------  -----------  -----------  -----------

EXPENSES
Administrative                       214,823      252,458      420,169      509,700
Selling                                4,788       34,059       41,684      107,918
Bandwidth and Computer Expenses        3,179       84,223       62,146      144,196
Capital Assets Amortization            7,337       15,621       14,642       31,242
Interest                               4,490        3,365       15,742        4,579
                                  -----------  -----------  -----------  -----------

NET PROFIT (LOSS)                 $ (137,345)  $  (66,593)  $ (263,594)    (243,269)
                                  ===========  ===========  ===========  ===========


 BASIC LOSS PER SHARE             $    (0.04)  $    (0.06)  $    (0.07)  $    (0.23)

Weighted average number
of common shares outstanding       3,744,573    1,057,558    3,744,573    1,057,558

See accompanying notes to unaudited consolidated financial statements.


--------------------------------------------------------------------------------
                                                                              2.

                            DIGITAL ROOSTER.COM LTD.
                      CONSOLIDATED STATEMENT OF CASHFLOWS
                                  (UNAUDITED)


                                        3 months period ended      6 months period ended
                                              September 30              September 30

                                           2003         2002         2003         2002

OPERATING ACTIVITIES

Net Profit (Loss)                       $ (137,345)  $  (66,593)  $ (263,594)  $ (243,269)
Adjustment for non-cash item:
Amortization of Capital Assets               7,337       15,621       14,642       31,243
                                        -----------  -----------  -----------  -----------
                                          (130,008)     (50,972)    (248,952)    (212,026)

Changes in non-cash operating              (23,309)     (72,870)     102,307      (72,802)
                                        -----------  -----------  -----------  -----------
assets and liabilities
CASH EXPENDED IN OPERATING ACTIVITIES     (153,317)    (123,842)    (146,645)    (284,828)
                                        -----------  -----------  -----------  -----------

INVESTING ACTIVITY
Purchase/sale of capital assets               (648)       4,367         (648)      (3,805)
                                        -----------  -----------  -----------  -----------

CASH EXPENDED IN INVESTING ACTIVITIES         (648)       4,367         (648)      (3,805)
                                        -----------  -----------  -----------  -----------

FINANCING ACTIVITIES

Advances from shareholders                 148,952       69,350      141,685       53,226
Convertible Notes Payable                   (2,760)           -       (2,760)           -
Note Payable                               (15,000)                  (15,000)
Loans Payable                                            32,380      (30,780)      62,076
Issuance of capital stock                   38,500            -       82,799      167,283
                                        -----------  -----------  -----------  -----------

CASH PROVIDED BY FINANCING ACTIVITIES      169,692      101,730      175,944      282,585
                                        -----------  -----------  -----------  -----------

NET CHANGE IN CASH                          15,727      (17,745)      28,651       (6,048)

CASH, BEGINNING OF PERIOD                   24,534       20,490       11,610        8,793
                                        -----------  -----------  -----------  -----------

CASH, END OF PERIOD                     $   40,261   $    2,745   $   40,261   $    2,745
                                        ===========  ===========  ===========  ===========

See accompanying notes to unaudited consolidated financial statements.


--------------------------------------------------------------------------------
                                                                              3.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

1.   NATURE  OF  COMPANY'S  OPERATIONS  AND  BASIS  OF  PRESENTATION

     Digital Rooster.com Ltd and its wholly owned subsidiaries Web Dream Inc., Avrada Inc., Bill Media Inc. and Pizay Investments Inc. ("the Group") derive their revenues from the generation and sale of Internet traffic, the license of video content, monthly subscriptions to the website content, advertisements displayed on its website and development and distribution of interactive one-on-one entertainment.
     As at November 1, 2002 the Company changed its name from Digital Rooster.com Inc. to Digital Rooster.com Ltd.


     GOING CONCERN BASIS OF PRESENTATION

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern. In other than the normal course of business, the Company may be required to realize its assets and liquidate its liabilities and commitments at amounts different from those in the accompanying financial statements. Because of the operating losses of the past three years and the working capital deficiency as at September 30, 2003, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing or to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the company will attain profitable levels of operations.


2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION

     a)   Use  of  estimates

          The preparation of these consolidated financial statements, in conformity with Canadian Generally Accepted Accounting Principles, has required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at September 30, 2003 and September 30, 2002 and the revenue and expenses reported for the periods then ended. Actual results may differ from those estimates.


================================================================================
/Continued...                                                                 4.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION - CONTINUED

     b)   Revenue  recognition

          Revenue from monthly subscriptions to the website is deferred upon receipt of payment and is recognized as revenue as the services are provided.

          Revenue from the license of video contents and access to the Company's website to wholesale customers is recognized as the services are provided under the terms of the contract.

          Revenue from advertisements on the website of the Company is recognized when all the significant obligations have been completed, the fees are fixed and determinable and collectability of such fees is reasonably assured. Revenue from an advertising barter transaction is recorded only if the fair value of the advertising surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash for the similar barter transactions within the preceding six month period.

          If the fair value of the advertising surrendered in the barter transaction is not determinable, the advertising income from the barter transaction is recorded based on the carrying amount of the advertising surrendered, which is generally nil.

          Revenue from web traffic is recognised when all significant obligations are completed, the fees are fixed and determinable and collect ability of the fees is reasonable assured.


     c)   Capital  assets

          Capital assets are recorded at cost, less accumulated amortization. Amortization is provided over the estimated useful lives of the assets as follows:

          Furniture  and  fixtures     -  20%  declining  balance
          Leasehold  improvements      -  20%  straight  line
          Computer  hardware           -  30%  declining  balance
          Computer  software           -  100%  declining  balance

          Capital assets purchased during the period are amortized at one-half of the above stated rates.


================================================================================
/Continued...                                                                 5.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

2.   SIGNIFICANT  ACCOUNTING  POLICIES  AND  BASIS  OF  PRESENTATION - CONTINUED

     d)   Income  taxes

          The Company follows the asset and liability approach to accounting and reporting for income taxes.

          The income tax provision differs from that calculated by applying the statutory rates to the changes in current or future income tax assets or liabilities during the period.

          The Company provides a valuation allowance to reduce future income tax assets when it is more likely than not that the asset will not be realized.

     e)   Foreign  currency  translation

          The reporting currency in these consolidated financial statements is the Canadian dollar. Accordingly, assets and liabilities denominated in U.S. dollars have been translated into Canadian dollars at the exchange rate prevailing at the balance sheet date other than common stock, which has been translated at historical rates. Results of operations have been translated at the average exchange rate for the period.

     f)   Costs  of  raising  capital

          Incremental costs incurred in respect of raising capital are charged against equity proceeds raised.


     g)   Intangible  assets

          Intangible assets consist of in process research and development and Software developed for the one to one video conferencing industry. The Company regularly reviews the carrying values of its intangible assets for any impairment. The Company supports the carrying value of these assets based on the undiscounted value of expected future cash flows. If the Company determines impairment in value of the intangible assets, an appropriate amount will be charged to the consolidated statements of operations.

     j)   Loss  per  share

          The Company has adopted the treasury stock method of calculating diluted earnings/loss per share. Under this method, the exercise of options is assumed to have occurred at the beginning of the period and the related common shares are assumed to have been issued at that time. The proceeds from the exercise are assumed to have purchased common shares of the Company for cancellation at the average market price during the period. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/loss per share calculation. The dilutive loss per share has not been calculated, as the effect on the loss per share would be anti-dilutive.


================================================================================
/Continued...                                                                 6.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

3.   CONVERTIBLE  NOTES  PAYABLE

     The convertible notes payable are non-interest bearing, unsecured and payable within one year from the date of the note payable. The notes are convertible, at the option of the lenders, at a conversion rate of US $12.50 per common share for a total of approximately 6,400 common shares.

4.   LOANS  PAYABLE

     The loans payable are unsecured, bear no interest and have no fixed terms of repayment.

5.   NOTE  PAYABLE

     The company's wholly-owned subsidiary, Pizay Investments Inc. ("Pizay"), entered into an agreement with ProAm Exploration Corporation with an exclusive option to acquire an undivided 10% interest in the property. As a part of the agreement, a non-interest bearing demand note payable of $90,000 was issued. The agreement was terminated in 1999. The non-interest bearing note arising from a dispute in 1999 was settled for $15,000 in cash in July, 2003.


6.   DUE  TO  SHAREHOLDERS

     Shareholders' advances are unsecured, bear no interest and while there are no fixed terms of repayment, the lenders have agreed not to demand payment before July 1, 2004.


================================================================================
/Continued...                                                                 7.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

7.   CAPITAL  STOCK

     i)   Authorized

     Unlimited  number  of  Common  shares

     Issued - Common shares                              Number       Amount

     Balance as at April 1, 2001                       32,830,866    1,350,126

     Issued for cash                                    3,505,000      420,600
                                                      ------------  ----------

     Balance as at March 31, 2002                      36,335,866    1,770,726

     Issued for cash                                   34,877,357      224,116

     Issued for consulting services                     9,000,000       45,000

     Effect on consolidation of shares on 50:1 basis  (78,608,959)           -
                                                      ------------  ----------

                                                        1,604,264    2,039,842

     Issued for cash                                      526,400       59,240

     Issued for cash on exercise of options                77,000       19,250

     Issued on acquisition of  "Real 1-on-1 Inc."         235,000       58,750

     Stock options granted                                      -       14,000
                                                      ------------  ----------

     Balance as at March 31, 2003                       2,442,664    2,191,082
                                                      ------------  ----------

     Issued for cash                                      850,975       42,548

     Issued for consulting services                        35,000        1,750

     Balance as at June 30, 2003                        3,328,639    2,235,380
                                                      ------------  ----------

     Issued for cash                                      650,000       38,500

     Balance as at September 30, 2003                   3,978,639   $2,273,880
                                                      ============  ==========


During the 2003 Fiscal Year, the Company consolidated its common shares on 50:1 basis. The issued common shares disclosed above are presented on a consolidated basis retroactively.


================================================================================
/Continued...                                                                 8.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

7.   CAPITAL  STOCK  -  CONTINUED


  ii)  Stock  Options

     The Company currently issues stock options at the direction of the Board of Directors. These options have been granted to employees, directors, and consultants under the Company's stock option plan and any other terms and conditions determined by the Board of Directors at the time the options are issued. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant. Presented below is a summary of stock option plan activity:

                                            .Wt. Avg.                  Wt. Avg
                                             Exercise     Options     Exercise
                                   Number     Price     Exercisable     Price
                                  --------  ----------  ------------  ---------
     Balance, April 1, 2001        34,920   $    12.50       34,920   $   12.50

     Cancelled                     (8,580)       12.50       (8,580)      12.50
     Granted                       12,470        12.50       12,470       12.50
                                  --------  ----------  ------------  ---------
     Balance, March 31, 2002       38,810   $    12.50       38,810   $   12.50

     Cancelled                    (34,940)       12.50      (34,940)      12.50
     Granted                      467,000         0.25      467,000        0.25
     Exercised                    (77,000)        0.25      (77,000)       0.25
                                  --------  ----------  ------------  ---------
     Balance, March 31, 2003      393,870   $     0.25      393,870   $    0.25
                                  ========  ==========  ============  =========

     Balance, September 30, 2003  393,870   $     0.25      393,870   $    0.25
                                  ========  ==========  ============  =========




     Options  outstanding  and exercisable at September 30, 2003 are as follows:

                 Outstanding                                              Exercisable
                 -----------                                              -----------
                                                                                       Wt. Avg.
                              Expiry          Remaining      Wt. Avg                   Exercise
          Price    Number     Date              Life     Exercise Price     Number       Price
          -----  -----------  --------------  ---------  ---------------  -----------  ---------
          12.50          850  December, 2010          7  $         12.50          850  $   12.50
          12.50        3,020  December, 2011          8            12.50        3,020      12.50
           0.25      390,000  March, 2013            10             0.25      390,000       0.25
                 -----------                                              -----------
                     393,870                                                  393,870
                 ===========                                              ===========


     Options presented after consolidation on 50:1 basis as of December 3, 2002.


================================================================================
/Continued...                                                                 9.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

8.   REVENUE  -  BARTER  TRANSACTION

     The Company entered into barter transactions with a notional value of $ 923,358 during the year ended March 31, 2002 (Nil for March 31, 2003). As the fair value of the barter transactions was not determinable, the barter transactions have not been reflected in these financial statements.


9.   LOSS  PER  SHARE

     Basic loss per share is calculated on the basis of the weighted average number of common shares outstanding for the year. Loss per share has not been presented on a fully diluted basis, as the effect would be anti-dilutive.


10.  CHANGES  IN  NON-CASH OPERATING ITEMS AND SUPPLEMENTAL CASH FLOW DISCLOSURE

     i)   Changes  in  non-cash  operating  items:

                                                 3 months period ended        6 months period ended
                                                       September 30              September 30
                                                     2003         2002         2003         2002
     (Increase) decrease in accounts receivable   $   (5,444)  $   62,528   $   14,483   $ (149,323)
     (Increase) decrease in prepaid and
     sundry receivables                              (13,073)     (13,332)     (10,478)     (15,575)
     Increase (decrease) in deferred revenue               -     (126,118)      (3,347)      39,730
     (Decrease) Increase in accounts payable and
     accrued liabilities                              (4,792)       4,052      101,649       52,366
                                                  -----------  -----------  -----------  -----------
                                                  $  (23,309)  $  (72,870)  $  102,307   $  (72,802)
                                                  ===========  ===========  ===========  ===========


11.  CONTINGENT  LIABILITIES

     a) In 1998, a claim was filed against the Company and its subsidiary seeking damages of $2,000,000 resulting from a breach of a contract. The Company has defended the claim on the basis that the contract was properly terminated. Management believes this action will not have a material adverse effect on the financial position of the Company and no provision has been accrued in these financial statements. There has been no activity on this claim in the last 12 months.

     b) In 2002, a claim for constructive dismissal was filed against the Company and its subsidiary seeking damages. Management believes that adequate provisions have been recorded in the accounts with respect to this claim. Any differences from amounts recorded will be recorded in the year when determined.


================================================================================
/Continued...                                                                10.

                            DIGITAL ROOSTER.COM LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          SEPTEMBER 30, 2003 AND 2002
                                  (UNAUDITED)
================================================================================

12.  LEASE  COMMITMENTS

     The subsidiary of the Company is obligated under operating leases for its premises, vehicles and equipment. The lease of premises expires on June 30, 2004.

     Future minimum payments for its operating leases as at March 31, 2003 are approximately as follows:

          2004                                           $85,000
          2005                                           $22,000
          2006                                           $ 3,000


13.  FAIR  VALUE  OF  FINANCIAL  STATEMENTS


     The Company's financial assets and liabilities are valued at management's best estimates of fair values as follows:

          (i)  Accounts  receivable

               The carrying amount is equal to the fair value due to the liquidity of the assets.

          (ii) Notes  payable,  loans  payable

               Based on maturity and interest at fixed rates, the estimated fair value is approximately equal to the carrying value.

          (iii) Accounts  payable

               The carrying value is equal to the fair value due to the requirements to extinguish the liabilities on demand.


================================================================================
/Continued...                                                                11.

                            DIGITAL ROOSTER.COM LTD.


Attached hereto are the following exhibits:

12.1 Certificate of the Chief Executive Officer pursuant to S302 of the Sarbanes Oxley Act of 2002

12.2 Certificate of the Chief Financial officer pursuant to S302 of the Sarbanes Oxley Act of 2002

13.1 Certificate of the Chief Executive Officer pursuant to S906 of the Sarbanes Oxley Act of 2002

13.2 Certificate of the Chief Financial officer pursuant to S906 of the Sarbanes Oxley Act of 2002

                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-k and that it has duly caused and authorized the undersigned to sign this registration (quarterly report) on its behalf


"John A. van Arem"
Chief Executive Officer of
Digital Rooster.com, Ltd.
-------------------------------
Registrant

"Anthony Korculanic"
Chief Financial Officer of
Digital  Rooster.com,  Ltd
--------------------------------
Registrant

Date:  November 27, 2003